26th Floor, Gloucester Tower
The Landmark 15 Queen’s Road Central
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Telephone: +852 3761 3300	David Zhang
Facsimile: +852 3761 3301	To Call Writer Directly
+852 3761 3318
www.kirkland.com	david.zhang@kirkland.com

October 27, 2017

CONFIDENTIAL

Mr. Larry Spirgel, Assistant Director

Ms. Kathleen Krebs, Special Counsel

Mr. William Mastrianna, Attorney-Adviser

Mr. Robert S. Littlepage, Accountant Branch Chief,

Mr. Joseph Cascarano, Senior Staff Accountant

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Four Seasons Education (Cayman) Inc.

Response to the Staff’s Comments on Amendment No. 1 to Registration

Statement on Form F-1 Filed October 20, 2017

File No. 333-220951

Dear Mr. Spirgel:

On behalf of our client, Four Seasons Education (Cayman) Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 25, 2017 on the Company’s amendment No.1 to registration statement on Form F-1 filed on October 20, 2017 (“Amendment No.1 to the Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares. Concurrently with the submission of this letter, the Company is filing via EDGAR its amendment No.2 to registration statement on Form F-1 (the “Amendment No.2 to the Registration Statement”) to the Staff. The Company is delivering to the Staff via hand delivery five courtesy copies of this letter and Amendment No.2 to the Registration Statement, marked to show changes to Amendment No.1 to the Registration Statement.

PARTNERS: Pierre-Luc Arsenault2 | Lai Yi Chau | Henry M.C. Cheng4 | Justin M. Dolling4 | David Patrick Eich4# | Liu Gan1 | Damian C. Jacobs4 | Guang Li2 | Neil E.M. McDonald | Kelly Naphtali | Nicholas A. Norris4 | Derek K.W. Poon2,4 | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | Judy W.C. Yam | David Yun4

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby4 | Damien Coles4 | Daniel Dusek2 | David M. Irvine4 | Benjamin W. James3 | Cori A. Lable | Xiaoxi Lin2 | Daniel R. Lindsey4 | Peng Qi2 | Benjamin Su2 | Jonathan J. Tadd4 | Wenchen Tang2 | Xiaoyao Yin2 | David Zhang2

ADMITTED IN: 1 Commonwealth of Massachusetts (U.S.A.); 2 State of New York (U.S.A.); 3 State of Texas (U.S.A.); 4 England and Wales; # non-resident

Beijing   Boston   Chicago   Houston   London   Los Angeles   Munich   New York   Palo Alto   San Francisco   Shanghai   Washington, D.C.

AD office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 27, 2017

The Company will commence its marketing activities in connection with the offering on October 30, 2017. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement as of November 7, 2017. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business, page 32

1.	We note your revisions on page 52. Please also update your risk factor discussion here to include dollar amounts for the loan and contribution figures presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of Amendment No.2 to the Registration Statement.

2.	We note your disclosure on page 52 that you expect to use the proceeds of this offering in China in the form of RMB. Please disclose the amount of offering proceeds that you intend to use within China and how you intend to move the funds into China (e.g., capital contribution or loan to the WFOE, loan to the VIE) for the stated purposes set forth in the Use of Proceeds.

In response to the Staff’s comment, the Company has revised the disclosure on pages 32 and 52 of Amendment No.2 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Six Months Ended August 31, 2017 Compared to Six Months Ended August 31, 2016, page 80

3.	We note your response to prior comment 1. We also note you have established a network consisting of 33 learning centers as of August 31, 2017. Please discuss, in quantified detail, the increase in the number of learning centers and their impact on cost of revenues in the six months ended August 31, 2017 as compared to the corresponding period in the prior year, and advise us.

The Company respectfully advises the Staff that the impact on the Company’s consolidated cost of revenues from newly established learning centers is primarily attributable to rental and utilities costs which are direct incremental costs, while other costs (such as personnel costs for teachers, who are shared among learning centers) are recorded at the consolidated level and not allocated to each learning center.

AD office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 27, 2017

In the six months ended August 31, 2017, the Company established four new learning centers, (i) the directly related incremental rental and utilities costs of which accounted for 3.2% of the Company’s consolidated cost of revenues during such period and (ii) revenues of which accounted for 0.4% of the Company’s consolidated revenues during such period. In the six months ended August 31, 2016, the Company established four new learning centers, (i) the direct incremental rental and utilities costs of which accounted for 1.5% of the Company’s consolidated cost of revenues during the six months ended August 31, 2016 and 3.3% of the consolidated cost of revenues during the six months ended August 31, 2017, and (ii) revenues of which accounted for 8.2% of the Company’s consolidated revenues during the six months ended August 31, 2017. However, the Company respectfully submits that it does not believe that disclosure of the impact of the increase in the number of learning centers on the Company’s cost of revenues would be meaningful to investors, as the impact was immaterial to the Company’s total consolidated cost of revenues.

Note 17. Subsequent Events, page F-32

In addition, the Company hereby sets forth its response to comment 31 of the Staff’s letter dated July 26, 2017.

31.	Please disclose the per share exercise price of the stock options granted in March 2017. Also, please compare for us your estimate of the fair value of an ordinary share on the March 2017 grant date(s) and your anticipated offering price per share, and explain to us the factors that contributed to any difference in these values.

The Company respectfully advises the Staff that the increase from the estimated fair value of each ordinary share of US$12.434 on the March 2017 grant date to the assumed initial public offering price of US$21.00 per ordinary share (being the midpoint of the estimated range of the initial public offering price) was primarily due to: (i) the increase in enrollment in Ivy program classes and small-sized standard program classes, which typically have higher fee rates, (ii) the launch of the Company’s middle school programs, (iii) the opening of one new learning center in Shanghai and three new learning centers outside of Shanghai between April 1, 2017 and September 30, 2017 and (iv) the Company’s initial public offering creating a public market for our ordinary shares and the effects of the conversion of the Company’s preferred shares and the corresponding elimination of liquidation and other preferences that will contribute to the increase of the value of the Company’s ordinary shares.

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If you have any questions regarding the Amendment No.2 to Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell). Questions pertaining to accounting and auditing matters may be directed to Charlotte Lu at Deloitte Touche Tohmatsu at chalu@deloitte.com.cn, +86 21 6141 1801 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

AD office 11 - Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

October 27, 2017

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David T. Zhang

Enclosures

c.c.	Yi Zuo, Chief Financial Officer

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP